EXHIBIT 3.1

ARTICLES OF AMALGAMATION Business Corporations Act (Alberta) Section 185
1. Name of Amalgamated Corporation: Perpetual Energy Inc.
2. The classes of shares, and any maximum number of shares that the Corporation is authorized to issue: See Schedule "A" attached hereto
3. Restriction on share transfers, if any: None
4. Number, or minimum and maximum number of directors: Minimum of three (3); Maximum of eleven (11)
5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s): None
6. Other Provisions, if any: See Schedule "B" attached hereto
7. Name of Amalgamating Corporations:	Corporate Access Number:
Perpetual Energy Inc.	2015327147
1143046 Alberta Ltd.	2011430465
POT Acquisition Company Ltd.	2014354340
Profound Energy Inc.	2014845271
Starboard Gas (W3) Ltd.	2011047558

James L. Kidd	/s/ James L. Kidd
Name of Person Authorizing (please print)	Signature
Solicitor	June 30, 2010
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act.  Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta  T5J 4L4, (780) 422-7330.

SCHEDULE "A"

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a distribution, the extent, if any, of further participation on a distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation

In the event of a distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution.

SCHEDULE "B"

a.	The directors of the Corporation may, without authorization of the shareholders:

i.	borrow money on the credit of the Corporation;

ii.	issue, reissue, sell or pledge debt obligations of the Corporation;

iii.	subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

iv.	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b.	The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c.
The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d.
Meetings of the shareholders may be held at any place within Alberta or at any of the following cities:  Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.